UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On March 31, 2026, SIMPPLE LTD. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Network 1 Financial Securities, Inc., as representative of the several underwriters named therein (the “Underwriter”), in connection with an underwritten public offering (the “Offering”) of 4,000,000 ordinary shares of the Company, par value $0.0008 per share (the “Ordinary Shares”), at $1.25 per share. The Company has also granted the Underwriter warrants up to a total of 300,000 Ordinary Shares at a price equal to 125% of the price of ordinary shares offered in the Offering (the “Underwriter’s Warrant”). The Underwriter’s Warrant may be exercised on a cashless basis if at the time of exercise there is no effective registration statement registering or the prospectus contained therein is not available for the issuance of the Ordinary Shares to the Underwriter. The Underwriter’s Warrant may be assigned to any member participating in the Offering and the officers or partners thereof, is exercisable after the date of issuance, and will be exercisable until such warrants expire five years after the closing date.

The Offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-291085) filed with the Securities and Exchange Commission (“Commission”) on October 27, 2026 under the Securities Act of 1933, as amended (the “Securities Act”) and became effective on November 16, 2025 pursuant to Section 8(a) of the Securities Act and a related base prospectus and prospectus supplement dated March 31, 2026 to be filed with the Commission on March 31, 2026 (the “Prospectus Supplement”). The sale and issuance of Underwriter’s Warrant and Ordinary Shares issuable upon the exercise of the Underwriter’s Warrant are offered in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

The Underwriting Agreement contains representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for the purposes of such agreements and as of the specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The description of the Underwriting Agreement and Underwriter’s Warrant do not purport to be complete summaries of and are subject to and qualified in their entirety by reference to the Underwriting Agreement and the form of the Underwriters’ Warrant, copies of which are filed as Exhibit 1.1 and Exhibit 4.1 hereto and are incorporated herein by reference.

The Company intends to use the net proceeds it receives from the Offering working capital for general corporate and administrative purposes.

A copy of the legal opinion issued by the Company’s legal counsel relating to certain legal matters in connection with the offering and the validity of the securities offered by the Prospectus Supplement is filed as Exhibit 5.1 to this report.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-291085).

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 31, 2026, by and among the Company and Network 1 Financial Securities, Inc., as representative of the several underwriters named therein.
4.1	Form of Underwriter’s Warrant.
5.1	Opinion of Harney Westwood & Riegels Singapore LLP, Cayman Counsel.
23.1	Consent of Harney Westwood & Riegels Singapore LLP, Cayman Counsel (included in Exhibit 5.1).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: March 31, 2026	By:	/s/ Kelvin Lee
	Name:	Kelvin Lee
	Title:	Executive Chairman and Director

3